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                              January 10, 2024

       Ricardo Lewin
       Chief Financial Officer
       Cosan S.A.
       Av. Brigadeiro Faria Lima, 4,100     16th floor
       S  o Paulo     SP, 04538-132, Brazil

                                                        Re: Cosan S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Form 6-K Furnished
on August 15, 2023
                                                            Response dated
December 22, 2023
                                                            File No. 1-40155

       Dear Ricardo Lewin:

              We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Note 18. Net Sales, page F-122

   1. We note your response to prior comment 1. Please tell us how your presentation of gross revenue from products
and services on page F-125 complies with IFRS 15 and why the indirect taxes and
deductions have not been allocated to the individual sources of revenue presented.
       Form 6-K Furnished on August 15, 2023, page G-17

   2. We note your response to prior comment 6. Reference is made to footnote (a). We note you make these
adjustments to calculate Ra  zen Adjusted EBITDA and Ra  zen Adjusted
                                                        Net Income so that
investors receive consistent and comparable information from the
                                                        Company and Ra  zen.
Please tell us the related authoritative literature you are relying on
 Ricardo Lewin
Cosan S.A.
January 10, 2024
Page 2
         to present such adjustments to your Ra zen non-GAAP financial measures. In addition, please explain why consolidating Ra  zen and adjustments (2) and
(4)(i) in your
         reconciliation of Ra zen Adjusted Net Income and similar adjustments to Ra zen Adjusted
         EBITDA do not result in individually tailored measures. In doing so, please elaborate on the nature and quantify each adjustment to the extent needed to provide a full understanding. Refer to Question 100.04 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations.
3. We note your response to prior comment 6. Please explain why adjustment (6) in your reconciliation of Adjusted Net Income related to the accounting impacts generated by the acquisition of an equity stake under the Cosan Oito column does not result in an individually tailored measure. Refer to Question 100.04 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameRicardo Lewin                              Sincerely,
Comapany NameCosan S.A.
                                                             Division of
Corporation Finance
January 10, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName